Exhibit 99.1

Directors’ Interests

The following director of the Company on Friday, 9 December 2005 acquired ordinary shares in Mitchells & Butlers plc as shown below:

Director	Shares Purchased	Price Per Share		Balance of Shares Held

Sir Tim Lankester	1,227	403.75	p	1,227

Victoria M Penrice

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